Exhibit 99.1

PRINTCAFE SOFTWARE, INC

INDEX

PRINTCAFE SOFTWARE, INC.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

	September 30,	December 31,
	2003	2002
	(UNAUDITED)

ASSETS
Current assets:
Cash and cash equivalents	$3,624	$8,775
Accounts receivable, net	9,019	12,896
Other current assets	1,769	1,361

Total current assets	14,412	23,032

Property and equipment, net	1,774	2,706
Purchased technology, net	—	2,806
Customer lists, net	238	2,487
Goodwill	22,480	22,480
Other intangibles, net	93	162

Total assets	$38,997	$53,673

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Line of credit	—	$2,000
Accounts payable	$1,735	2,099
Accrued compensation and related liabilities	1,314	1,470
Accrued and other liabilities	1,840	1,221
Deferred revenue	8,996	9,653
Restructuring reserve	62	67
Current portion of long term debt- related party, (net of debt origination costs of $917 at September 30, 2003 and $0 at December 31, 2002)	15,361	2,100
Current portion of long term debt	178	326
Current portion of capital lease obligations	—	33

Total current liabilities	29,486	18,969

Long-term debt-related party, (net of debt origination costs of $0 at September 30, 2003 and $3,507 at December 31, 2002)	525	12,745
Commitments and contingencies (Note 5)	—	—
Stockholders’ equity:
Common stock	1	1
Additional paid-in capital	258,615	253,823
Warrants	8,677	8,677
Deferred compensation	(2,233)	(3,836)
Accumulated other comprehensive loss:
Foreign translation adjustment	(83)	(46)
Retained deficit	(254,021)	(234,690)
Treasury stock	(1,930)	(1,930)
Notes receivable from stockholders	(40)	(40)

Total stockholders’ equity	8,986	21,959

Total liabilities and stockholders’ equity	$38,997	$53,673

See accompanying notes to consolidated financial statements.

PRINTCAFE SOFTWARE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended		Nine months ended
	September 30,		September 30,

	2003	2002	2003	2002

Revenue:
License and subscription	$2,229	$5,024	$7,184	$16,308
Maintenance	5,299	5,413	16,618	16,176
Professional services and other	1,189	844	3,383	2,718

Total revenue	8,717	11,281	27,185	35,202
Cost of revenue:
License and subscription	360	874	1,444	2,800
Maintenance	1,387	1,237	3,856	3,842
Professional services and other	409	443	1,264	1,316

Total cost of revenue	2,156	2,554	6,564	7,958

Gross profit	6,561	8,727	20,621	27,244
Operating expenses:
Sales and marketing	4,140	4,090	12,770	12,611
Research and development	2,800	3,063	8,803	9,189
General and administrative(1)	2,336	1,556	7,966	4,790
Depreciation	291	721	1,170	2,191
Amortization	43	7,374	5,176	22,154
Stock-based compensation and warrants	262	358	745	895
Restructuring charge	—	525	—	525

Total operating expenses	9,872	17,687	36,630	52,355

Loss from operations	(3,311)	(8,960)	(16,009)	(25,111)
Amortization of debt origination fees and other expense	(847)	(1,041)	(2,531)	(2,799)
Interest expense, net	(264)	(284)	(791)	(3,388)

Net loss	(4,422)	(10,285)	(19,331)	(31,298)

Accretion of redeemable preferred stock	—	—	—	(6,200)

Net loss attributable to common stock	$(4,422)	$(10,285)	$(19,331)	$(37,498)

Net loss per share, basic and diluted	$(0.34)	$(0.97)	$(1.67)	$(9.15)
Weighted average shares used to compute basic and diluted loss per share	12,874	10,595	11,555	4,098
(1) Amounts exclude stock-based compensation as follows:	262	358	745	895

See accompanying notes to consolidated financial statements.

PRINTCAFE SOFTWARE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED, IN THOUSANDS)

	Nine months ended
	September 30,

	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(19,331)	$(31,298)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	6,346	24,345
Provision for doubtful accounts	2,257	(4)
Write-down of shareholder note principal	—	392
Issuance of warrants	—	23
Stock-based compensation	745	872
Interest on note receivable from stockholders	—	(18)
Interest accretion on related party debt discount	2,552	2,446
Changes in assets and liabilities:
Accounts receivable	1,620	(4,472)
Other current assets	(408)	398
Accounts payable	(364)	(1,178)
Accrued liabilities	463	(1,490)
Restructuring reserve	(5)	(25)
Deferred revenue	(657)	119

Net cash used in operating activities	(6,782)	(9,890)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(238)	(761)
Purchases of intangible assets	(51)	—

Net cash used in investing activities	(289)	(761)
CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on debt - related party	(1,549)	(17,800)
Principal payments on debt	(148)	(113)
Repayment on line of credit	(2,000)	—
Principal payments on capital lease obligations	(33)	(54)
Net proceeds from initial public offering	—	32,950
Issuance of redeemable preferred stock	—	755
Proceeds from note receivable repayment by stockholder	—	56
Debt origination costs	—	(188)
Payment of debt restructuring fee to related party	—	(3,700)
Proceeds from exercise of stock options	5,535	—
Proceeds from issuance of stock under employee stock purchase plan	115	—

Net cash provided by financing activities	1,920	11,906

Increase (decrease) in cash and cash equivalents	(5,151)	1,255
Cash and cash equivalents - beginning of period	8,775	8,648

Cash and cash equivalents - end of period	$3,624	$9,903

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Deferred compensation	$—	$5,176
Accretion of preferred stock	—	6,201
Conversion of preferred stock to common stock upon initial public offering	—	139,529

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

1.     DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Printcafe Software, Inc. (“the Company”) is a provider of software solutions designed specifically for the printing industry supply chain. The Company’s enterprise resource planning and collaborative supply chain software solutions enable printers and print buyers to lower costs and improve productivity. The Company’s procurement applications, which are designed for print buyers, facilitate collaboration between printers and print buyers over the Web. The Company’s software solutions have been installed by more than 4,000 customers in over 8,000 facilities worldwide, including 24 of the 25 largest printing companies in North America and over 50 businesses in the Fortune 1000.

On February 26, 2003, we entered into a merger agreement with Electronics for Imaging, Inc., or EFI. If the merger is completed, Printcafe would become a wholly-owned subsidiary of EFI. Under the terms of the merger agreement, each share of our common stock will be converted into $2.60 of consideration which will be paid, at the election of each of our stockholders, in shares of EFI’s common stock or cash. EFI’s common stock is traded on the NASDAQ National Market under the symbol “EFII”. Our board of directors has approved the merger with EFI and has called a special meeting of our stockholders to vote on the merger. The merger will be adopted if the holders of a majority of our outstanding shares of common stock vote for the proposed merger with EFI.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INTERIM BASIS OF PRESENTATION

The Company’s financial statements include the accounts of the Company and its wholly-owned subsidiaries after the elimination of all significant intercompany balances and transactions. Amounts within the financial statements and footnote disclosures have been recorded in thousands except for the share and per share data.

The accompanying consolidated financial statements as of September 30, 2003, and for the three and nine month periods ended September 30, 2002 and 2003, respectively, are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal, recurring accruals necessary to state fairly the Company’s financial position as of September 30, 2003, and the results of operations and cash flows for the three and nine month periods ended September 30, 2002 and 2003, respectively. These consolidated financial statements and notes thereto should be read in conjunction with the Company’s audited consolidated financial statements and related notes included in its Form 10K, as filed with the Securities and Exchange Commission on March 21, 2003. The results for interim periods are not necessarily indicative of the expected results for any other interim period or the year ending December 31, 2003. The amounts included in the consolidated balance sheet at December 31, 2002 were derived from our audited financial statements.

STOCK-BASED COMPENSATION AND WARRANTS

Effective December 2002, the Company adopted the disclosure-only provisions of SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure” (SFAS No. 148), which is consistent with the Company’s utilization of the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123). The Company accounts for equity instruments issued to non-employees and pursuant to strategic alliance arrangements in accordance with the provisions of SFAS No. 123, Emerging Issues Task Force (EITF) No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring or in Conjunction with Selling Goods or Services, and Emerging Issues Task Force (EITF) No. 01-9, Accounting for Consideration Given by Vendor to a Customer or a Reseller of the Vendor’s Product.

The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to employee stock-based awards:

	Three months ended		Nine months ended
	September 30,		September 30,

	2003	2002	2003	2002

	(in thousands, except per share data)
Reported net loss attributable to common stock	$(4,422)	$(10,285)	$(19,331)	$(37,498)
Eliminate: Stock-based compensation expense included in reported net loss	262	358	745	895
Apply: Total stock-based compensation expense determined under fair value method for all awards	(1,175)	(1,365)	(1,159)	(4,285)
Pro forma net loss	$(5,335)	$(11,292)	$(19,745)	$(40,888)
Basic and diluted loss per share:
Basic and diluted, as reported	$(0.34)	$(0.97)	$(1.67)	$(9.15)
Basic and diluted, pro forma	$(0.41)	$(1.07)	$(1.71)	$(9.98)

RECENT ACCOUNTING PRONOUNCEMENTS

VARIABLE INTEREST ENTITIES

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities”. This Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after December 15, 2003, to variable interest entities in which an enterprise holds a variable interest that is acquired before February 1, 2003. The Company does not believe the provisions of this Interpretation Standard have an impact on its consolidated financial statements upon adoption.

FINANCIAL INSTRUMENTS

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS No. 150”). The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new Statement requires those instruments be classified as liabilities in statements of financial position. SFAS No. 150 also requires disclosures about alternative ways of settling financial instruments and the capital structure of entities whose shares are mandatorily redeemable. Most of the guidance in SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not believe the provisions of this Statement will have an impact on its consolidated financial statements upon adoption.

2.     NET LOSS PER SHARE

Basic and diluted net loss per share have been computed using the weighted average number of shares of common stock outstanding during the period. Potential common shares issuable upon conversion of convertible preferred stock and exercise of stock options and warrants are excluded from historical diluted net loss per share because they would be antidilutive. At September 30, 2002 and 2003, 1,495,621 and 1,426,254 potential common shares, respectively, are excluded from the determination of diluted net loss per share, as the effect of such shares is antidilutive.

	Three months ended		Nine months ended
	September 30,		September 30,

	2003	2002	2003	2002

	(in thousands, except per share data)
Numerator:
Net loss	$(4,422)	$(10,285)	$(19,331)	$(31,298)
Preferred stock accretion	—	—	—	(6,200)

Net loss attributable to common stock	(4,422)	(10,285)	(19,331)	(37,498)
Denominator:
Weighted average shares	12,874	10,595	11,555	4,098
Basic and diluted net loss per share	$(0.34)	$(0.97)	$(1.67)	$(9.15)

3.     GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets and purchased technology are related mainly to the business acquisitions consummated in early 2000. Amortization is recorded on a straight-line basis over the estimated useful lives (generally three years) of the remaining assets and consists of the following at September 30, 2003 and December 31, 2002:

	September 30,	December 31,
	2003	2002

Customer list	$42,713	$42,713
Purchased technology	44,023	44,023
Patent	2,116	2,065
Goodwill	58,730	58,730

	147,582	147,531
Less: accumulated amortization	(124,771)	(119,596)

Goodwill and other intangible assets, net	$22,811	$27,935

The Company previously adopted SFAS No. 142, Goodwill and Other Intangible Assets, which prohibits companies from amortizing goodwill and instead requires annual impairment testing of the goodwill. As a result, beginning January 1, 2002, the Company no longer amortizes goodwill. As of the adoption date, September 30, 2003 and December 31, 2002, the unamortized balance of goodwill was $22,480. Goodwill is subject to annual impairment testing.

The Company previously adopted SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires the Company to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable. No impairment charge has been recorded in any periods presented.

4.     INITIAL PUBLIC OFFERING

In June 2002, the Company issued 3,750,000 shares of its common stock at a price of $10.00 per share in its initial public offering. The Company received approximately $33,000 in proceeds, net of underwriting discounts, commissions, and offering expenses. Simultaneously with the closing of the initial public offering, each outstanding share of preferred stock was automatically converted into common stock based on the applicable conversion ratio. In connection with the offering, the Company repaid approximately $17,800 of related party debt.

5.     COMMITMENTS AND CONTINGENCIES

On February 19, 2003, Creo Inc. commenced an action in The Court of Chancery of the State of Delaware in and for New Castle County captioned Creo, Inc. v. Printcafe Software, Inc., Electronics For Imaging, Inc. (EFI), Marc D. Olin, Charles J. Billerbeck, Victor A. Cohn and Thomas J. Gill. Creo requested a temporary restraining order with respect to (a) triggering, exercising or otherwise giving effect to the stockholders’ rights plan adopted by the Company, (b) enforcing any action taken or to be taken by us “with the intent or effect of impeding the operation of market forces in an open bidding contest for Printcafe,” (c) taking any steps or actions to enforce the fee provided for in a letter agreement the Company entered into with EFI, (d) taking any steps or any actions to enforce an option the Company granted to EFI, (e) taking any steps or actions to enforce the no solicitation provisions of the standby credit letter that the Company entered into with EFI, (f) engaging in any “conduct intended to cause or having the effect of causing Printcafe to forgo the opportunity to explore and enter into economically more favorable transactions” and (g) entering into, or purporting to enter into, a merger agreement between EFI and the Company before the court finally rules on the action. On February 21, 2003 the court denied Creo’s request for a temporary restraining order. The matter is still pending in the Delaware Chancery Court with respect to the other relief sought by Creo. The Company believes that the lawsuit is completely without merit and intends to vigorously defend itself. If this lawsuit is resolved unfavorably to us, our business and financial condition could be adversely affected and we may not be able to complete the merger.

On June 25, 2003 a securities class action complaint was filed against the Company, Marc Olin, President and Chief Executive Officer, and Joseph Whang, Chief Financial Officer and Chief Operating Officer, in the United States District Court for the Western District of Pennsylvania. The complaint alleges that the defendants violated Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 due to allegedly false and misleading statements in connection with the Company’s initial public offering and subsequent press releases. The Company believes that the lawsuit is completely without merit and intends to vigorously defend itself. To date, the Company has not been required to file a response to the complaint and has not done so. In light of the early stage of this proceeding, the Company cannot predict with certainty the likely outcome of the action or the likely value of any of the related claims.

The Company is involved in disputes and litigation in the normal course of business. In the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s business, financial condition, or results of operations. The Company has accrued for estimated losses in the accompanying financial statements for those matters where it believes that the likelihood that a loss has occurred is probable and the amount of loss is reasonably estimable. Although management currently believes the outcome of other outstanding legal proceedings, claims, and litigation involving the Company will not have a material adverse effect on its business, financial condition, or results of operations, litigation is inherently uncertain and there can be no assurance that existing or future litigation will not have a material adverse effect on the Company’s business, financial condition, or results of operations.

6.     COMPREHENSIVE LOSS

The components of the Company’s comprehensive loss for each period presented are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,

(in thousands)	2003	2002	2003	2002

Net loss	$(4,422)	$(10,285)	$(19,331)	$(31,298)
Foreign currency translation adjustments	—	8	(37)	14

Comprehensive loss	$(4,422)	$(10,277)	$(19,368)	$(31,284)

7.     LINE OF CREDIT AND LONG-TERM DEBT

On February 13, 2003, the Company entered into an agreement with EFI for a standby credit facility in the amount of $11,000 plus a working capital facility which will provide up to an additional $3,000 under certain circumstances. Under the terms of the standby credit facility, EFI is obligated to disburse up to $11,000 to the Company in the event that certain amounts under the Company’s existing credit facilities become due and payable as a result of any action taken by the Company in order to facilitate the proposed business combination with EFI or certain other criteria. All loans made under this facility bear interest at the rate of 8% per annum payable on January 2, 2004. With certain exceptions, the maturity date would be accelerated if a business combination with EFI is not consummated on or before August 31, 2003 or upon the termination of the agreement. Subject to certain conditions, the credit facility also provides the Company with a working capital facility up to an aggregate amount of $3,000 to be disbursed in the event that, among other things, the Company’s cash balance as of the close of business on the date notice is given by the Company is less than $1,000. The Company is obligated to use the proceeds of any exercise by EFI of the option agreement entered into on February 13, 2003 to pay down outstanding amounts under the standby credit facility. All loans under the working capital facility bear interest at a rate per annum equal to the prime rate as published, from time to time, by Citibank, plus two percent payable on the maturity date of the loans.

In June 2003, the Company repaid the entire amount outstanding of $2,000 on its line of credit with National City Bank. After repayment, this facility was closed by the Company and National City Bank.

As of September 30, 2003, the Company had a total of $917 of unamortized deferred interest and debt discount fees, which are reflected within the short-term debt related-party section of the Company’s balance sheet.

8.     NON-CASH DEFERRED STOCK-BASED COMPENSATION

In February 2002, the Company’s board of directors adopted the 2002 Key Executive Stock Incentive Plan. The Company reserved 766,520 shares of common stock for grants under the plan. During fiscal year 2002, the Company granted options to purchase 766,520 shares of common stock with an exercise price of $4.21 per share. In March 2002, the Company’s board of directors adopted the 2002 Stock Incentive Plan. The Company has reserved 765,765 shares of common stock for grants under the plan. In April 2002, the Company granted options to purchase 381,603 shares of common stock, with an exercise price of $15.54 per share, to certain employees. In June 2002, the Company granted an additional 92,910 options to purchase common stock at an exercise price of $2.00 per share. These option grants, adjusted for any terminations and forfeitures during the period, resulted in $262 and $745 in non-cash stock compensation for the three and nine months ended September 30, 2003, respectively.

9.     STOCK OPTION

On February 13, 2003, the Company entered into a stock option agreement with EFI granting them an option to purchase up to 2,126,574 shares of Common Stock at a purchase price equal to $2.60 per share. Subject to certain conditions, the option shares must be repurchased by the Company, at the request of EFI, at a price equal to the aggregate purchase price paid for such shares by EFI. In addition, subject to certain conditions, the Company may repurchase from EFI the option shares at a price equal to the price paid by EFI for those shares. In June 2003, EFI exercised this option and the Company received $5,529 in exchange for 2,126,574 shares of its common stock.

10.     SUBSEQUENT EVENTS

On October 21, 2003, the stockholders of Printcafe approved the sale of all of the outstanding stock of the Company to EFI for $2.60 per share and the transaction closed that day.